(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-22056

CUSIP NUMBER 781748108

For Period Ended: 12/31/2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rural/Metro Corporation
Full Name of Registrant

Former Name if Applicable

9221 E. Via de Ventura Scottsdale, AZ 85258
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, and 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. Rural/Metro Corporation (the "Company") is filing for an extension of the due date to file its Quarterly Report on Form 10-Q for the period ended December 31, 2006 ("Form 10-Q"), on this Notification of Late Filing (this "Notice") as the Form 10-Q could not be filed with the Securities and Exchange Commission ("SEC") within the prescribed time period without unreasonable effort or expense in light of the circumstances described below. The Company is completing an internal review ofits accounting practices pertaining to inventories. During the course of such analysis, the Company has identified that it had certain accounting practice errors relating to its inventory. The Company has discussed its accounting practices relating to inventory and its determination to correct certain accounting practices with the Audit Committee of the Board of Directors of the Company, and has determined it will correct such errors. In order to account properly for the impact of the errors, the Company has determined that its financial results for each of the three fiscal years 2004, 2005 and 2006, selected consolidated financial data for each of the five fiscal years 2002 through 2006 and interim financial information for the third fiscal quarter 2005, each of its quarters in fiscal 2006 and the first fiscal quarter 2007, will be restated and that the financial statements for these periods should no longer be relied upon. Although the Company has not yet completed the restatement of its financial statements, the Company estimates, on a preliminary basis, that the cumulative adjustment will reduce its inventory account by approximately $3.0 million to $4.0 million at December 31, 2006. On a preliminary basis, the Company believes the majority of the adjustments arose prior to fiscal 2002. Further, the Company has not completed its evaluation of the impact on its covenants under its credit facility. In addition, the Company will be evaluating whether any of the matters identified in the course of the analysis were the result of one or more material weaknesses in its internal controls surrounding its inventory. Based on current information, the Company would expect to identify material weaknesses in its internal controls at June 30, 2006. The Company will conclude its analyses and report its findings in this regard when it is prepared to file the restated financial statements. Although the Company is continuously working on completing the restated financial statements described above, the Company does not expect that the Form 10-Q, the related unaudited financial statements and disclosures, and the related work on assessing its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, will be filed within the prescribed extension allowed pursuant to this Notice. The Company expects to file all required filings with the SEC once it has completed the restated financial information for the periods described above.

SEC 1344 (05-06)
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kristine A. Beian-Ponczak	480-994-3886
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rural/Metro Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	02/12/2007	By	/s/ Kristine A. Beian-Ponczak
Kristine A. Beian-Ponczak Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Part IV(3) Explanation

Until the restated financial statements are completed, other than the preliminary cumulative effect described above, the Company must defer the release of its financial results for the second fiscal quarter 2007. The foregoing reflects the Company's views about the accounting adjustments, its financial condition, performance and other matters that constitute "forward-looking" statements; as such term is defined by the federal securities laws. You can find many of these statements by looking for words such as "may," "will," "expect," "anticipate," "believe," "estimate," "should," "continue," "predict," "preliminary" and similar words used herein. These forward-looking statements are subject to the safe harbor protection provided by federal securities laws. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. These risks and uncertainties include, but are not limited to, the results and effect of the Company's review of its accounting practices, any potential Securities and Exchange Commission or NASDAQ inquiry with respect to the potential adjustments or the Company's accounting practices, the ability of the Company to file its periodic reports, the impact on the Company's business and the risks detailed from time to time in the Company's periodic filings under the Securities Exchange Act of 1934. Because the statements are subject to risks and uncertainties, actual developments and results may differ materially from those express or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on the statements, which speak only as of the date hereof.